Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Alexander, Stanford J	2. Issuer Name and Ticker or Trading Symbol Weingarten Realty Investors (WRI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chairman/CEO
(Last) (First) (Middle) 2600 Citadel Plaza Dr.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 08/2001
(Street) Houston, Texas 77008		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/06/2001	M		16,000	A	$46.63		D
Common Stock	08/31/2001	M		27,000	A	$46.91	1,083,197	D
Common Stock							385,608	I	BY VARIOUS TRUSTS FOR CHILDREN
Common Stock							296,675	I	BY SHARED TRUST (MD, SIA, DA)
Common Stock							107,268	I	SHARED WITH WIFE
Common Stock							347,580	I	FOUNDATION
Common Stock							5,967	I	401(K) PLAN
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to buy)	$0	12/08/2000	A	V	4,129		12/08/2000	12/08/2010	Common Stock	4,129	$0	4,129	D
Stock Options (Right to buy)	$42.63	12/08/2000	A	V	35,460		12/08/2000	12/08/2010	Common Stock	35,460	$0		D
Stock Options (Right to buy)	$42.63	12/08/2000	A	V	11,725		12/08/2000	12/08/2010	Common Stock	11,725	$0	47,185	D
Stock Option	$31							01/03/2002	Common Stock			-9,675	D
Stock Option	$31							02/28/2002	Common Stock			9,675	D
Stock Option	$36.125							12/15/2005	Common Stock			10	D
Stock Option	$37							01/03/2002	Common Stock			120,000	D
Stock Option	$37							01/03/2004	Common Stock			240,000	D
Stock Option	$39.125							12/18/2006	Common Stock			45	D
Stock Option	$40.25							01/02/2007	Common Stock			100,400	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Alexander J. Stanford **Signature of Reporting Person	09/10/2001 Date
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2